SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

17 January 2002

02 FEB 22 AM 8:34

02015325

SUPPL

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully

John W Mather
Temporary Assistant Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

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